AH 4/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022691

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 29 2002 PROCESSING 366 SECTION

SEC FILE NUMBER
8-47094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST AMERICAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1624 HARMON PL. #218
(No. and Street)

MINNEAPOLIS (City) MN (State) 55403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOAN D. MATHEWS 612-486-5890
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name — *if individual, state last, first, middle name*)

7900 XERXES AVE S., SUITE 2400 (Address) BLOOMINGTON (City) MN (State) 55431 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 4/4/2002

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JOAN D. MATHEWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST AMERICAN SECURITIES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LINDA C. WERTH
NOTARY PUBLIC – MINNESOTA
HENNEPIN COUNTY
My Comm. Expires Jan. 31, 2005

Linda C. Werth
Notary Public

Joan Mathews
Signature

Mathews, Pres.
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN SECURITIES, INC.

TABLE OF CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6 - 7

Supplemental Information

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission 8

Independent Auditors' Supplementary Report on Internal Accounting Control 9 - 10

FIRST AMERICAN SECURITIES, INC.

Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2001

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors
First American Securities, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of First American Securities, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Securities, Inc. as of December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause + Company, LLP

Minneapolis, Minnesota
March 15, 2002

FIRST AMERICAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$	42,712
EQUIPMENT		994
TOTAL ASSETS	$	43,706

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY		
Common stock, voting, $.01 par value per share 5,000,000 shares authorized 464,000 shares issued and outstanding	$	4,640
Common stock, non-voting, $.01 par value per share 5,000,000 shares authorized 40,000 shares issued and outstanding		400
Additional paid-in capital		164,951
Accumulated deficit		(126,285)
TOTAL STOCKHOLDERS' EQUITY	$	43,706

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2001

REVENUES:	
Commissions and fees	$ 131,461
Interest income	1,129
	132,590
EXPENSES:	
Sales commissions	122,096
Other operating expenses	27,506
	149,602
NET LOSS	$ (17,012)

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2001

	Common Stock Voting	Common Stock Non-Voting	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCES, December 31, 2000	$ 4,640	$ 400	$ 153,101	$ (109,273)	$ 48,868
Capital contributions	-	-	11,850	-	11,850
2001 net loss	-	-	-	(17,012)	(17,012)
BALANCES, December 31, 2001	$ 4,640	$ 400	$ 164,951	$ (126,285)	$ 43,706

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (17,012)
Adjustments to reconcile net loss to net cash flows from operating activities	
Depreciation	273
Loss on disposal of fixed assets	11
Changes in assets and liabilities	
Commissions receivable	12,572
Accrued expenses	(2,477)
Commissions payable	(13,835)
Other assets and liabilities	373
Net Cash Flows from Operating Activities	(20,095)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(1,242)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	11,850
Net Change in Cash and Cash Equivalents	(9,487)
CASH AND CASH EQUIVALENTS - Beginning of Year	52,199
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 42,712

Supplemental cash flow disclosures	
Cash received for interest	$ 1,129

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company is a securities broker/dealer and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company was incorporated on November 10, 1993 and was approved for membership in NASD on December 15, 1994. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade-date basis.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Equipment

Equipment, stated at cost, is depreciated over estimated useful lives of 5 to 7 years using accelerated methods. Accumulated depreciation as of December 31, 2001 was $248.

Rent

The Company currently shares office space with another company that is related by common ownership. The Company is currently not making any rent payments to this related company and no rent expense has been charged on these financial statements.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates and Assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (eight to one for new broker/dealers). Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2001, the net capital ratio was 0 to 1 and net capital was $42,712 which exceeded the minimum requirement by $37,712.

NOTE 3 - Income Taxes

As of December 31, 2001, the Company has loss carryforwards of approximately $55,000 which originated prior to 2001 and expire through 2020. The Company also has loss carryforwards of approximately $17,000 which originated in 2001 and expire 2021. Federal tax rules impose limitations on the utilization of loss carryforwards following certain changes in ownership. The Company's change in ownership in March 2001 subjects it to the imposed limitations.

As a result of current year operations, no income taxes are due as payable.

Deferred tax assets arising from net operating loss carryforwards are completely offset by the valuation allowance.

SUPPLEMENTAL INFORMATION

FIRST AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 43,706
Deductions and/or charges:	
Non-allowable assets:	
Equipment, net	(994)
Net capital before haircuts on securities positions	42,712
Haircuts on securities positions	-
Net capital	$ 42,712

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 37,712
Excess net capital at 1,000 percent	$ 37,712
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II Focus report, Form X-17a-5 (unaudited) as of December 31, 2001	$ 41,774
Net audit adjustments	938
Net capital per above	$ 42,712

The Company's brokerage activity is transacted on a fully disclosed basis through Southwest Securities, Inc. and, accordingly, is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on provisions of Section K2i of the Rule.

VirchowKrause
&company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Directors
First American Securities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of First American Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause + Company, LLP

Minneapolis, Minnesota
March 15, 2002